Union Pacific Resources Group Inc.

News Release                                                            UPR
-------------------------------------------------------------------------------
                  UPR ANNOUNCES THAT 61.5% OF PENNZOIL SHARES
                      HAVE BEEN TENDERED INTO UPR'S OFFER

    UPR Says "Shareholders Representing An Overwhelming Majority of Pennzoil Shares Have Sent a Clear Message of Support for Combining The Two Companies"

               UPR Urges Pennzoil's Board to "Listen to Pennzoil
                      Shareholders and Do the Right Thing"

Fort Worth, TX -- July 22, 1997 -- Union Pacific Resources Group Inc.
(NYSE: UPR) today announced that its depositary has reported that as of July 21 at midnight, New York City time, 28,894,618 Pennzoil Company shares had been tendered into UPR's $84 per share cash offer. The shares tendered represent 61.5% of the 46,951,151 Pennzoil common shares outstanding as of April 30, 1997.

"Shareholders representing an overwhelming majority of Pennzoil shares have sent a clear message of support for combining the two companies. The Pennzoil Board cannot ignore that message," UPR CEO Jack Messman said. "We thank Pennzoil shareholders for their very strong response to our tender offer -- despite the all-out campaign waged by Pennzoil to discourage shareholders from tendering.

"Now that their shareholders have spoken, the spotlight turns to Pennzoil's Board of Directors. Pennzoil's Board should now meet to respond to the powerful message the owners of the company have sent. We urge Pennzoil's Board to listen to its shareholders and do the right thing by directing management to negotiate a combination with UPR.

"Shareholders have embraced our offer, notwithstanding Pennzoil's attempts to disenfranchise shareholders and prevent them from realizing the value of our proposal by using its 'poison pill' and other anti-takeover devices. These tactics have been used to entrench management and to delay a transaction that will benefit shareholders and employees alike. There is now no justification for further delay."

UPR also announced that the tender offer of UPR and its wholly owned subsidiary, Resources Newco, Inc. has been extended to midnight, New York City time on September 24, 1997. The offer was scheduled to expire at midnight on July 21, 1997.


                                    --more--

UPR's cash tender offer for 50.1% of Pennzoil common stock is the first part of a proposed two-step transaction to acquire Pennzoil. As previously announced, in the second step of the transaction, UPR will exchange UPR common stock for the remaining 49.9% of Pennzoil stock.

This press release is not an offer to purchase shares of Pennzoil, nor is it an offer to sell any UPR common stock which may be issued in a merger involving Pennzoil and a subsidiary of UPR. The cash tender offer by a subsidiary of UPR to acquire 50.1% of Pennzoil's common shares will be made solely by the Offer to Purchase and the related Letter of Transmittal. Any issuance of UPR common stock in any merger involving Pennzoil and a subsidiary of UPR common stock in any merger involving Pennzoil and a subsidiary of UPR would have to be registered under the Securities Act of 1933, as amended, and such UPR common stock would be offered only by means of a prospectus complying with such Act.


                                   #    #    #

Media Contact:                                    Investor Relations Contact:
Walter Montgomery                                 Michael Liebschwager
212-484-6721                                      817-877-6531